Exhibit 99.1

voxeljet AG Announces Proposed Public

Offering of ADSs

Release Date:

Monday, April 7, 2014 4:34 PM EDT

Terms:

Financial News

Dateline City:

FRIEDBERG, Germany

FRIEDBERG, Germany—(BUSINESS WIRE)—voxeljet AG (the “Company” or “voxeljet”), a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers, today announced it has commenced an underwritten public offering of its American Depositary Shares (ADSs).  Both the Company and certain of its shareholders (the “Selling Shareholders”) will offer ADSs as part of the public offering.  The Company will not receive any proceeds from the sale of ADSs by the Selling Shareholders.

Piper Jaffray and Citigroup are acting as joint book-running managers.  Cowen and Company and Stephens Inc. are acting as co-managers.  The Selling Shareholders expect to grant the underwriters a 30-day option to purchase up to an additional 15% of the ADSs offered in the public offering.  The offering is subject to market conditions, and there can be no assurance as to whether or when the offering may be completed, or as to the final size or terms of the offering.

The offering of these securities is being made only by means of a prospectus, copies of which can be obtained from:

Piper Jaffray	Citigroup

Attention: Prospectus Department	c/o Broadridge Financial Solutions

800 Nicollet Mall, J12S03	1155 Long Island Avenue

Minneapolis, MN 55402	Edgewood, New York 11717

800-747-3924	Telephone at (800) 831-9146

prospectus@pjc.com

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the offered securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The Company also announced today that Piper Jaffray and Citigroup, the joint book-running managers in the Company’s recent initial public offering, are releasing a lock-up restriction with respect to 963,625 ordinary shares, €1.00 nominal value per share (the “Ordinary Shares”), of the Company held by management board members and supervisory board members of the Company.  The release will take effect on April 7, 2014 and the Ordinary Shares may be sold in this offering.  In addition, in connection with this offering, the members of the Company’s management board and supervisory board and the Selling Shareholders have agreed to certain restrictions on their ability to sell additional ADSs or Ordinary Shares for a period of 90 days after the date of the prospectus.

About voxeljet

voxeljet is a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers. The Company’s 3D printers employ a powder binding, additive manufacturing technology to produce parts using various material sets, which consist of particulate materials and proprietary chemical binding agents. The Company provides its 3D printers and on-demand parts services to industrial and commercial customers serving the automotive, aerospace, film and entertainment, art and architecture, engineering and consumer product end markets.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as ‘‘believes,’’ ‘‘estimates,’’ ‘‘anticipates,’’ ‘‘expects,’’ ‘‘plans,’’ ‘‘intends,’’ ‘‘may,’’ ‘‘could,’’ ‘‘might,’’ ‘‘will,’’ ‘‘should,’’ ‘‘aims,’’ or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our results of operations, financial condition, business outlook, the industry in which we operate and the trends that may affect the industry or us. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that forward-looking statements are not guarantees of future performance. All of our forward-looking statements are subject to known and unknown risks, uncertainties and other factors that are in some cases beyond our control and that may cause our actual results to differ materially from our expectations, including those risks identified under the caption “Risk Factors” in the Company’s Registration Statement on Form F-1 and in other reports the Company files with the U.S. Securities and Exchange Commission. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Language: English

Contact:

Investor Relations

Rudolf Franz, CFO, +49 821 7483 100

rudolf.franz@voxeljet.de

or

Anthony Gerstein, 646-277-1251

anthony.gerstein@icrinc.com

or

Media

Phil Denning, 203-682-8246

phil.denning@icrinc.com

or

Cory Ziskind, 646-277-1232

cory.ziskind@icrinc.com